SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


------------------------------------------------------
IN THE MATTER OF                                              CERTIFICATE
INTERSTATE POWER AND LIGHT COMPANY                            PURSUANT TO
                                                              RULE 24
File No. 70-10150

(Public Utility Holding Company Act of 1935)
-----------------------------------------------------


     This Certificate of Notification pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended (the "Act"), is filed by Interstate Power and Light Company ("IP&L"), a wholly-owned public-utility subsidiary company of Alliant Energy Corporation, a registered holding company, in connection with IP&L's execution and delivery of an amendment ("Fuel Lease Amendment") to the existing nuclear fuel lease agreement between IP&L, as lessee, and Arnold Fuel, Inc. ("Arnold"), as lessor (the "Fuel Lease"), pursuant to which IP&L leases its 70% undivided interest in the nuclear fuel required for the Duane Arnold Energy Center, as authorized by order of the Securities and Exchange Commission (the "Commission") in this proceeding dated September 23, 2003 (Holding Co. Act Release No. 27724).

     IP&L hereby certifies to the Commission pursuant to Rule 24 that, on September 30, 2003, IP&L entered into the Fuel Lease Amendment with Arnold, and, in connection therewith, Arnold issued and sold $30 million principal amount of its 4.42% senior secured notes due May 15, 2008, the proceeds of which were used by Arnold to refinance the costs of nuclear fuel leased to IP&L pursuant to the Fuel Lease, as amended by the Fuel Lease Amendment.

     A "past tense" opinion of counsel is filed as Exhibit F hereto.

                                    SIGNATURE

     Pursuant to the requirements of the Act, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                            INTERSTATE POWER AND LIGHT COMPANY

                                            By: /s/      F.J Buri
                                            Name:        F.J. Buri
                                            Title:       Corporate Secretary

Dated:  October 6, 2003